AB
2/24

SEC 13011697 SSION

Public

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2013
Washington DC
400

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SEC FILE NUMBER
8- 67914

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic State Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Avon Road
(No. and Street)

Larchmont	New York	10538
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Weston — (914) 643 2253 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Metis Group Certified Public Accountants LLC
(Name – *if individual, state last, first, middle name*)

14 Penn Plaza - Suite 1800	New York	New York	10122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/28/13

OATH OR AFFIRMATION

I, Richard B. Weston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic State Partners, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[none]

Signature

Member; FinOp

Title

Notary Public 2/29/13

DONALD GOLDSMITH
Notary Public, State of New York
No. 01GO5021034
Qualified in Westchester County
Commission Expires Dec. 6, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATLANTIC STATE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

METis group LLC

CERTIFIED PUBLIC ACCOUNTANTS

ATLANTIC STATE PARTNERS, LLC

CONTENTS

METiS group LLC

CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES BASKING RIDGE, NJ • PLAINVIEW, NY • ARMONK, NY • BOCA RATON, FL

INDEPENDENT AUDITORS' REPORT

To the Members of
Atlantic State Partners, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Atlantic State Partners, LLC, (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Managements' Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

M E T *i* *s* group LLC

CERTIFIED PUBLIC ACCOUNTANTS

Opinion

In our opinion, the statement of financial condition referred to above is presented fairly, in all material respects, the financial position of Atlantic State Partners, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC
New York, New York
February 13, 2013

ATLANTIC STATE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash	$	38,765
Accounts receivable		496
Due from related parties		1,399
Prepaid expenses		2,855
TOTAL ASSETS	$	43,515
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accrued expenses	$	7,831
Members' equity		35,684
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	43,515

See accompanying notes to financial statement.

1. Nature of Business

Atlantic State Partners, LLC (the "Company") was organized as a limited liability company in the State of New York on May 21, 2007, registered as a broker dealer in November 2008, and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

The Company provides investment banking, strategic advisory and management consulting services. The Company does not hold customer funds nor does it safe keep securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The financial statement was approved by management and available to be issued on February 13, 2013. Subsequent events have been evaluated through this date.

Cash

The Company maintains its cash balance in a bank account with one financial institution. The Company does not consider the risk of any losses in that account to be significant.

Revenue Recognition

Revenue includes advisory fees earned from providing financial and strategic advisory services to clients, which may include advice as to mergers and acquisitions and private placement of securities. For mergers and acquisitions and private placement of securities, a typical agreement requires an initial payment upon signing with the placement fee paid at closing. Fees are recognized as earned on a pro-rated basis over the period for which the related services are provided.

Income Taxes

The Company is a limited liability company and there is no provision for federal income taxes as the net income of the Company is included in the income tax returns of the individual members.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2009.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital (as defined) and that the ratio of aggregate indebtedness to net capital (both as defined), shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was approximately $31,000 which was approximately $26,000 in excess of its minimum net capital requirement of $5,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the Security Exchange Commission Rule 15c3-3; therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Concentration and Credit Risks

The Company maintains all of its cash balance at one financial institution. At December 31, 2012, the Company did not have cash bank balances in excess of the Federal Deposit Insurance Corporation limitations.

During the year ended December 31, 2012 one client accounted for approximately 90% of its revenues.